FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of May 2012

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3 Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English translation of Immediate Report filed with the Israeli Securities Authority on May 29, 2012

Tel Aviv, May 29, 2012 – Elron Electronic Industries Ltd. (TASE: ELRN) ("Elron") announced today, further to its announcement on May 10, 2012 regarding a Supplement to the Medingo Ltd. sale agreement, that today, the entire escrow deposit in the amount of $27 million was released to the selling shareholders, and the Immediate Consideration (as defined therein) in the amount of $19 million was paid to the selling shareholders.

Elron and its subsidiary, RDC – Rafael Development Corporation Ltd. ("RDC"), received approximately $2.7 million and 20 million, respectively, from the escrow deposit.

In addition, Elron and RDC received approximately $1.4 million and $13.9 million, respectively, from the Immediate Consideration. Elron is expected to record a net gain of approximately $8.4 million in the second quarter of 2012 in respect of its share in the Immediate Consideration.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  May 29, 2012